------
FORM 5
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 14. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/X/ Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/X/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
                                                  Pan International Gaming, Inc.                Issuer (Check all applicable)
                                                  (Formerly Pan Environmental Corp)              X  Director       X 10% Owner
    CORNWELL JERRY                                           "PANE"                             ----              ---
-------------------------------------------    ----------------------------------------------    X  Officer (give    Other (specify
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----        title ---       below)
   14424 SE 78th Way                              Number of Reporting        Month/Year                     below)
-------------------------------------------       Person (Voluntary)                                President and Chief Executive
                 (Street)                              N/A                      1998                Officer
  Newcastle, WA 98059                                                     -------------------       -------------------------------
-------------------------------------------                               5. If Amendment,
  (City)           (State)           (Zip)                                   Date of Original  7. Individual or Joint/Group Filing
                                                                             (Month/Year)         (Check applicable line)
                                                                                N/A                X    Form Filed by one
                                                                          ------------------      ----  Reporting Person
                                                                                                        Form Filed by more than
                                                                                                  ----  one Reporting Person

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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
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  Common Stock                    6/8/1998      J(A)    120,709     D            0              0                 D
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  Common Stock                   1/20/1998       G       76,666     D            0            39,334              D
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  Common Stock                    1/2/1996                   No Activity                     168,436              D
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  Common Stock                    2/5/1998      J(B)     45,772     D        $11,250.00         0                 I           (2)
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  Common Stock                    1/2/1996                   No Activity                      64,179              I           (1)
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  Common Stock                    1/2/1996                   No Activity                     103,401              I           (1)
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  Common Stock                    1/2/1996                   No Activity                     110,013              I           (1)
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  Common Stock                    1/2/1996                   No Activity                      17,503              I           (1)
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  Common Stock                    1/2/1996                   No Activity                     155,600              I           (2)
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                                                                             $0.50 SH
  Common Stock                   3/26/1997      J(C)     69,000     D        $34,500          61,000              I           (2)
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  Common Stock                   1/19/1998      J(D)    100,000     D           0               0                 I           (2)
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                                                                             $1.00 SH
  Common Stock                   10/1/1998      J*      120,000     A        $120,000        120,000              D
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  Common Stock                 Various 1998     P        29,500     A        $41,722          21,000              D
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  Common Stock                 Various 1998     S         8,500     D        $8,200             0                 D
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  Common Stock                    1/1/1998               31,653     A           0             31,653              I           (2)
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  Common Stock                 Various 1998     P        57,200     A        $63,203          57,200              I           (2)
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  Common Stock                   5/22/1998      J(E)    625,000   A & D         0            545,000              I           (2)
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  Common Stock                   10/1/1998      J**     146,000     A        $146,000        146,000              I           (2)
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*  S-8 Registered Offering in lieu of wages

** S-8 Registered Offering in lieu of consulting fees

*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)                      (8/96)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Explanation of Responses:

#1)  MR. CORNWELL IS PRESIDENT, CEO AND 100% OWNER OF XXX ENTERPRISES CORP,
     WHICH HOLDS THE SHARES IN TRUST FOR CERTAIN PARTICIPANTS FOR WHOM SHARES WERE
     ISSUED PURSUANT TO THE DEC. 7, 1995 SETTLEMENT AGREEMENT IN LIEU OF STOCK OPTIONS
     UNDER THE COMPANY'S 1994 STOCK OPTION PLAN.


#2)  MR. CORNWELL IS A MANAGING MEMBER AND 50% OWNER TO TCKTS LLC DBA BRISTOL
     MEDIA LTD AND VALHALLA FINANCIAL GROUP, LLC AND PRESIDENT, CEO AND 100% OWNER
     OF XXX ENTERPRISES CORP. MR. CORNWELL ACQUIRED HIS 50% INTEREST IN VALHALLA
     FINANCIAL GROUP LLC ON 1-1-98.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ JERRY CORNWELL              4/28/99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date

Note. File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond      Page 2
unless the form displays a currently valid OMB number.                                                                        (8/96)

                                     3(J)(A)
                                 JERRY CORNWELL
                          ANALYSIS OF CERTIFICATE #2652
                         FOR 120,709 SHARES DISPOSED OF

                                                                       Price
                                                                       Per        Total
Date        Description                                  Shares        Share      Price
----        -----------                                  ------        -----      -----
06/08/98    Tom Fitzhugh - Nominee Distribution            4,335        -0-        -0-
            J. Schweigert - Nominee Distribution           6,000        -0-        -0-
            M. Hockstadt - Nominee Distribution            1,000        -0-        -0-
            A. Kelly - Nominee Distribution                1,000        -0-        -0-
            C. Etheridge - Nominee Distribution            1,000        -0-        -0-
            S. McCowan - Nominee Distribution             15,000        -0-        -0-
            R. Fitzhugh - Nominee Distribution            42,374        -0-        -0-
            R. Fitzhugh - Nominee Distrubiton             50,000        -0-        -0-
                                                         -------                   ---
                                               Total     120,709

                                     3(J)(B)
                              XXX ENTERPRISES CORP.
                          ANALYSIS OF CERTIFICATE #2661
                          FOR 45,772 SHARES DISPOSED OF

                                                                       Price
                                                                       Per          Total
Date              Description                             Shares       Share        Price
----              -----------                             ------       -----        -----
02/05/98          Jones Law Group    ) Given on            6,000       $.50     $  3,000.00
                  Stephen Tollefsen  ) on behalf           4,000        .50        2,000.00
                  Catherine E. Dixon ) of PAN             12,500        .50        6,250.00

02/25/98          Edward R. Jones - Gift                     499        -0-             -0-

03/06/98          D. Anderson - Nominee Distribution       2,333        -0-             -0-
                  David Jack - Nominee Distribution        3,500        -0-             -0-
                  D. Ekblad  - Nominee Distribution        1,167        -0-             -0-
                  Ray Barner - Nominee Distribution        7,886        -0-             -0-
                  R. Fitzhugh - Nominee Distribution       7,887        -0-             -0-
                                                          ------                ----------
                                               Total      45,772                $11,250.00

                                     3(J)(C)
                      TCKTS, L.L.C. DBA BRISTOL MEDIA, LTD.
                          ANALYSIS OF CERTIFICATE #2674
                         FOR 130,000 SHARES DISPOSED OF

                                                           Price
                                                           Per          Total
Date       Description                         Shares      Share        Price
----       -----------                         ------      -----        -----
06/23/98   Bonnie Myers - Private Sale         40,000      $.50       $20,000.00
           Lois L. Gardiner - Private Sale      4,000       .50         2,000.00
           John Hatfield - Private Sale         4,000       .50         2,000.00
                                               ------                 ----------
                                    Subtotal   69,000                 $34,500.00

Shares retained 12/31/98                       61,000

                                    Total     130,000

                                     3(J)(D)
                      TCKTS, L.L.C. DBA BRISTOL MEDIA, LTD.
                          ANALYSIS OF CERTIFICATE #2671
                         FOR 100,000 SHARES DISPOSED OF

                                                        Price
                                                        Per          Total
Date       Description                      Shares      Share        Price
----       -----------                      ------      -----        -----
01/19/98   Gene Ekblad - Finders Fee        50,000       -0-          -0-
           Gene Ekblad - Finders Fee         1,000       -0-          -0-
           Casey Jones Corp. - Bonus         9,300       -0-          -0-
           Donald W. Jones - Bonus           7,366       -0-          -0-
           Tom Fitzhugh - Finders Fee       26,666       -0-          -0-
           Ed Jones - Gift                   5,668       -0-          -0-
                                           -------                    ---
                                  Total    100,000                    -0-

                                     3(J)(E)
                      TCKTS, L.L.C. DBA BRISTOL MEDIA, LTD.
                          ANALYSIS OF CERTIFICATE #2753
                         FOR 625,000 SHARES DISPOSED OF

                                                               Price
                                                               Per          Total
Date        Description                           Shares       Share        Price
----        -----------                           ------       -----        -----
05/22/98    Randy Fitzhugh - Consulting
            service incident to acquisition
            of Whitfield                            80,000      -0-          -0-
                                                  --------      ---

                                    Subtotal        80,000                   -0-

Stock retained as of 12/31/98                      545,000

                                    Subtotal       625,000


Stock Issued Directly

Whitfield Group, Ltd.  ) Consulting services        10,000
J. Paul Christensen    ) incident to acquisition    10,000
Kistler Mortgage Corp. ) of Whitfield              155,000
                                                   -------

                                    Subtotal       175,000
                                                   -------

                                    Total          800,000